Exhibit 99.1

SatixFy Announces Strategic $60 Million Transaction including a Commercial Agreement & Subsidiary Sale with MDA

Rehovot, Israel, August 31, 2023. SatixFy Communications Ltd. (“SatixFy”) (NYSE AMERICAN: SATX), a leader in next-generation satellite communication systems based on in-house-developed chipsets, today announced a $60 million transaction with MDA Ltd. (“MDA”) (TSX: MDA), a leading provider of advanced technology and services to the rapidly expanding global space industry.

The strategic transaction establishes cooperation between the companies, to utilize SatixFy’s revolutionary digital payload chip based technology to advanced digital satellite payloads, which the parties believe to be unparalleled in today’s market, and is expected to open up SatixFy’s solutions to broader markets as well as new customers. SatixFy has decided strategically to focus its space business on being a technology provider to satellite payload design companies offering its unique digital multi beam forming and beam-hopping on-board-processing radiation hardening chipsets.

The transaction is a combination of a $40 million share purchase agreement, selling SatixFy’s holdings in its SatixFy Space Systems UK Ltd, one of SatixFy’s UK based subsidiaries, to MDA as well as an additional $20 million in advanced payments under new commercial agreements which includes the previous $10 million advanced payment made in June to be applied to future orders of space grade chips. SatixFy Space Systems is SatixFy’s satellite payload subsidiary expert in the development of digital satellite payloads systems and subsystems, including digital beam forming antennas and on-board processing. SatixFy will continue to retain all its related ASIC intellectual property and new chips’ development to support the growing market and customers building satellite digital payloads.

The transaction is subject to customary closing conditions, including regulatory, lender and other third party and shareholder approvals and is expected to occur in the fourth quarter of 2023.

Nir Barkan, Acting CEO of SatixFy, commented, “This landmark agreement for SatixFy with MDA, a leading provider of advanced satellite technology, is a major achievement for SatixFy. We recently took the strategic decision to focus our satellite business on our core competencies of development of groundbreaking chipsets supporting multi beam digital antennas and on board processing for the space industry and advanced ground terminals.

Today’s announcement is an integral part of that strategy and brings SatixFy’s cutting-edge space chipsets into MDA’s digital payloads, representing a strong step forward in the commercialization of our technology. It demonstrates our market leadership in providing space-grade chips technologies for next-generation satellites and positions SatixFy as a leading innovator in the satellite communications industry and strengthens our competitive positioning. Furthermore, we expect that this transaction will increase our chipset sale into satellite digital payloads and will lead to increased collaboration between MDA and SatixFy in new areas. MDA has been a steadfast SatixFy customer, and we are thrilled to fortify this relationship further. In addition, we will continue to expand our ground terminals and chipset offering to the satellite communication markets.“

“The acquisition of SatixFy’s digital payload division advances MDA’s satellite systems strategy as we continue to invest and expand in next generation satellite technology and talent to meet growing customer demand,” said Mike Greenley, CEO of MDA. “MDA and SatixFy have worked together to advance our digital satellite technology solutions and our teams are well acquainted, highly complementary and collaborative. This acquisition is a natural next step in solidifying and strengthening our market position and addressing customer demand as we continue to capitalize on the growth in the Low Earth Orbit (LEO) satellite communication market.”

About SatixFy

SatixFy develops end-to-end next-generation satellite communications systems, including satellite payloads, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, high-end communications-on-the-move applications, and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the UK, US and Bulgaria.

For more information, please refer to www.SatixFy.com.

ABOUT MDA

Serving the world from its Canadian home and global offices, MDA (TSX:MDA) is an international space mission partner and a robotics, satellite systems and geointelligence pioneer with a 50-year story of firsts on and above the Earth. With over 2,800 employees across Canada, the US and the UK, MDA is leading the charge towards viable Moon colonies, enhanced Earth observation, communication in a hyper-connected world, and more. With a track record of making space ambitions come true, MDA enables highly skilled people to continually push boundaries, tackle big challenges, and imagine solutions that inspire and endure to change the world for the better, on the ground and in the stars. Learn more by visiting mda.space.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2023 (the “20-F”), and SatixFy’s other filings with the SEC from time to time. These risks and uncertainties include, but are not limited to, the following: SatixFy has limited capital currently available and will need to raise additional capital in the immediate future to fund its operations and develop its technology and chips and satellite communications systems; SatixFy may be unable to raise sufficient capital on favorable or acceptable terms, if at all, and make the necessary investments in technology development; the risk that the transaction with MDA, for the sale of all of the outstanding ordinary shares of SatixFy Space Systems UK Ltd. (“SatixFy Space Systems”) will not close or that some or all of the expected benefits of the transaction to SatixFy will not be achieved, including, but not limited to, as a result of conditions placed by regulators, lenders or other third parties on the transaction; the risks associated with the potential loss of revenue resulting from the sale of SatixFy Space Systems; the risk that, upon the consummation of the sale of SatixFy Space Systems and the commercial agreements with MDA and its affiliates, SatixFy will be unable to perform its contractual commitments to MDA and its affiliates, which could result in, among other things, limitations on its ability to use or dispose of its intellectual property related to its Prime2 and Sx4000 space grade chips and/or the obligation to repay to MDA significant amounts advanced by MDA; the risk that the transaction will not give SatixFy a significant competitive advantage or open up its products to broader markets, as well as new customers; the risk that the transaction will not to lead to increased collaboration between MDA and SatixFy;  the risk that the transaction will not represent a strong step forward in the commercialization of SatixFy’s technology or increase SatixFy’s chipset sale into satellite digital payloads and the risk that SatixFy will not expand its ground terminals and chipset offering to the satellite communication markets; SatixFy is an early stage company with a history of losses, has generated less revenues than its prior projections, and has not demonstrated a sustained ability to generate predictable revenues or cash flows and may not generate revenue as expected.

This press release contains forward–looking information within the meaning of applicable securities legislation, which reflects the Company's current expectations regarding future events. Forward–looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company's control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward–looking information. Such risks and uncertainties include, but are not limited to, the factors discussed under "Risk Factors" in MDA's Annual Information Form available on SEDAR at www.sedar.com. MDA does not undertake any obligation to update such forward–looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Helena Itzhak / Aviv Sax Nahamoni, info@satixfy.com

SAT-COM